UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42469

Uni-Fuels Holdings Limited

(Registrant’s Name)

9 Temasek Boulevard, Suntec Tower 2 #19-03

Singapore 038989

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Nasdaq Notification Regarding Minimum Bid Price Deficiency

On July 27, 2026, Uni-Fuels Holdings Limited (“Company”) received a letter (the “Nasdaq Letter”) from the staff at Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1 per share, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s class A ordinary shares was below $1 per share for the last 30 consecutive business days (i.e. from June 11, 2026 to July 24, 2026). The Nasdaq Letter is only a notification of deficiency. It does not result in the immediate delisting and has no current effect on the listing or trading of the Company’s class A ordinary shares on the Nasdaq Capital Market at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until January 25, 2027 (the “Compliance Period”), to regain compliance with the minimum bid price requirement. To regain compliance with the minimum bid price requirement, the closing bid price of the Company’s class A ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to the expiration of Compliance Period. If the Company regains compliance with the minimum bid price requirement within the Compliance Period, Nasdaq will provide the Company with written confirmation and will close the matter. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to January 25, 2027 in order to regain compliance.

If the Company does not regain compliance by January 25, 2027, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

The Company is monitoring the closing bid price of its class A ordinary shares and evaluating options to regain compliance with the minimum bid price requirement, including by effecting a reverse stock split, if necessary. However, there can be no assurance that the Company will be able to timely regain or maintain compliance with Nasdaq’s continued listing requirement.

The Company issued a press release on this development on July 31, 2026, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNI-FUELS HOLDINGS LIMITED

Date: July 31, 2026	By:	/s/ Koh Kuan Hua
	Name:	Koh Kuan Hua
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 31, 2026

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